SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
(AMENDMENT NO. 11)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Ribapharm Inc.
(Name of Subject Company (Issuer))

Rx Acquisition Corporation
a wholly owned subsidiary of
 ICN Pharmaceuticals, Inc.
 (Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

762537108
(CUSIP Number of Class of Securities)

Gregory Keever, Esq.
Executive Vice President and Special Counsel to the Chairman
ICN Pharmaceuticals, Inc.
3300 Hyland Avenue
Costa Mesa, California 92626
(714) 545-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)

with a copy to:
Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$167,443,937	$13,546.22

*     Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares (the “Shares”) of common stock, par value $.01 per share, of Ribapharm Inc., a Delaware corporation (the “Company”), not owned by ICN or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash. According to the “Solicitation/Recommendation Statement” on Schedule 14D-9 filed by the Company on June 23, 2003 with the Securities and Exchange Commission, as of June 20, 2003, there were 150,000,703 Shares outstanding, of which 120,100,000 Shares are owned by ICN. As a result, this calculation assumes the purchase of 29,900,703 Shares.

**     The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003. Such fee equals .00809 percent of the value of the transaction.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1.	Amount Previously Paid: $13,545.90	2.	Amount Previously Paid: $.32
	Form or Registration No.: Schedule TO-T		Form or Registration No.: Schedule TO-T/A
	Filing Party: ICN Pharmaceuticals, Inc.		Filing Party: ICN Pharmaceuticals, Inc.
	Date Filed: June 10, 2003		Date Filed: July 22, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 11 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission on June 10, 2003 by ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN”), relating to the Offer (as defined below) to purchase all outstanding shares (the “Shares”) of common stock, par value $.01 per Share, of Ribapharm Inc., a Delaware corporation (the “Company”), not owned by ICN or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2003, and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

Item 4.  Terms of the Transaction.

     Section (a) of Item 4 is hereby amended and supplemented as follows: The Offer is extended to, and is scheduled to expire at, 5:00 p.m. New York City time, on Friday, August 1, 2003.

Item 11.  Additional Information.

     Section (b) of Item 11 is hereby amended and supplemented as follows: On July 29, 2003, the board of directors of ICN (the “Board”) met to review the status of the Offer. Also present at the meeting were representatives of Goldman, Sachs & Co., financial advisor to ICN, and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to ICN. The Board considered next steps in light of the number of Shares tendered in the Offer and not withdrawn as of 5:00 p.m. on such date. After consideration of the status of the Offer, the Board determined to extend the Offer until 5:00 p.m. on Friday, August 1, 2003 and stated its intention to terminate the Offer if adequate Shares were not tendered by such time.

     The full text of a press release issued by ICN announcing the extension of the Offer is filed as Exhibit (a)(1)(xv) hereto and is incorporated herein by reference.

Item 16.  Exhibits.

               (a)(1)(xv)     Press release issued by ICN on July 30, 2003.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RX ACQUISITION CORPORATION

	By:	/s/ Bary G. Bailey

Name: Bary G. Bailey Title: Vice President and Treasurer

ICN PHARMACEUTICALS, INC.

	By:	/s/ Eileen C. Pruette

Name: Eileen C. Pruette Title: Executive Vice President and General Counsel
Date: July 30, 2003

INDEX TO EXHIBITS

(a)(1)(xv)	Press release issued by ICN on July 30, 2003.